EXHIBIT 99.1




Dear Shareholder:

I am very pleased to announce that Monroe Bancorp is implementing a Dividend Reinvestment and Common Stock Purchase Plan (the Plan). We have decided to offer the Plan in response to investor requests, providing you an easy and cost-effective way to make ongoing investments in the Company.

As you will read in the enclosed prospectus, participants in the Plan may:

         o direct the Registrar and Transfer Company (the Plan administrator) to automatically use cash dividends to reinvest in additional shares of common stock; and/or

         o opt to make additional monthly cash payments (between $25 and $1,000 per month) to invest in shares of common stock; and

         o arrange for the optional cash investments to be deducted automatically from their bank account on a monthly basis.

Participation in the Plan is completely voluntary. If you prefer not to participate, then simply do nothing and you will continue receiving your dividends by check, if and when they are declared.

The Plan is flexible so that you can choose your level of participation according to your investment needs and goals. You may terminate or change the level of your participation at any time.

The accompanying booklet provides details on how the Plan works. Please read this material carefully. If you have additional questions, please feel free to call me at (812) 331-3411 or the Registrar and Transfer Company at (800) 368-5948. An Authorization Form is included for you to complete and return in the envelope provided if you wish to participate in the Plan.

Sincerely,



Mark D.  Bradford
President and Chief Executive Officer


Enclosures